EXHIBIT 11.1

	Years Ended December 31,
amounts in thousands, except per share amounts	2017	2016	2015
Net Income	$40,494	$82,726	$81,057
Basic Weighted Average Shares	29,441	29,074	28,785
Effect of Common Stock Equivalents:
Assumed Exercise of Stock Options and Vesting of Stock Grants	630	958	866
Diluted Weighted Average Shares	30,071	30,032	29,651
Net Income per Common Share:
Basic	$1.38	$2.85	$2.82
Diluted	$1.35	$2.75	$2.73